SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 15, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated July 15, 2004 and titled:
Nokia reports second-quarter net sales of EUR 6 640 million, EPS EUR 0.15

PRESS RELEASE July 15, 2004

Nokia reports second-quarter net sales of EUR 6 640 million, EPS EUR 0.15

Highlights second quarter 2004

(all comparisons in parentheses are to second quarter 2003 results regrouped according to 2004 organization):

•                  Net sales declined 5% to EUR 6 640 million (EUR 7 019 million in Q2 2003), up 1% at constant currency

•                  Operating profit was EUR 907 million (EUR 818 million), including a one-time positive item of EUR 90 million representing a premium return related to our insurance program, with operating margin of 13.7% (11.7%)

•                  Net financial income was EUR 135 million (EUR 131 million), including a one-time positive item of EUR 71 million from the gain on the sale of the France Telecom bond

•                  EPS (diluted) was EUR 0.15 (EUR 0.13) on total net profits of EUR 712 million, including a favorable EUR 0.03 impact on EPS (diluted) from the two above-mentioned, one-time positive items

•                  Mobile Phones net sales decreased 13% to EUR 4 167 million (EUR 4 806 million), with EUR 797 million operating profit (EUR 1 308 million) and operating margin of 19.1% (27.2%)

•                  Multimedia net sales increased 24% to EUR 739 million (EUR 596 million); Enterprise Solutions net sales decreased 2% to EUR 189 million (EUR 193 million)

•                  Networks net sales increased 6% to EUR 1 576 million (EUR 1 480 million), with EUR 255 million operating profit (EUR 349 million operating loss) and an operating margin of 16.2% (-23.6%).  In Q2 2003, Networks business had a restructuring charge of EUR 399 million included in the Networks operating loss of EUR 349 million, which negatively impacted Nokia EPS (diluted) by EUR 0.06

•                  Operating cash flow was EUR 1.4 billion (EUR 1.3 billion) and overall cash position was EUR 11.5 billion (EUR 9.9 billion) at the end of the quarter

JORMA OLLILA, CHAIRMAN AND CEO:

The global mobile device market continued to grow during the second quarter 2004 reaching 148 million units, according to our preliminary estimate. We expect the total market volume to surpass 600 million units for the full year 2004.  Many markets, such as Brazil, India and Russia, experienced strong industry growth as mobile communications continued to become an affordable option to new subscribers.

Nokia’s sales benefited from the positive developments especially in emerging markets, but Europe and to a lesser extent the US remained challenging.  During the second quarter, we employed pricing selectively with certain products to stabilize our mobile device market share.  This pricing strategy along with our market mix also impacted sales and operating margins in the second quarter.

With Nokia mobile device sales of 45.4 million units during the second quarter, we currently estimate our market share at 31%.  This compares with 32% based on our revised total market volume estimate of 141 million units in Q1 2004.  With appealing entry-level products, we fortified our number one position in Latin America and in the China market.  Towards the end of the quarter, our market share started stabilizing in many of the Western European markets.

As part of our ongoing portfolio renewal, during the second quarter we announced 11 new mobile devices bringing the total number of products announced during the first half to 18.  During the second quarter, Nokia started selling eight new products covering a wide range of designs, technologies and segments.  Sales of certain new mid-range and high-end products, such as the Nokia 6230 camera phone, the classically-styled Nokia 6610i camera phone and the fashion-category Nokia 7200 clamshell phone exceeded our expectations.  At the same time, we have taken a fresh look at our product roadmaps and made focused adjustments to better meet customer and market requirements.

The infrastructure business delivered solid sales and profitability in the second quarter.  Nokia benefited from the continued strong flow of GSM orders.  Notably, Nokia secured major deals in the fast-growing markets of India and Russia.  We also gained new 3G WCDMA customers reflecting the maturity of our 3G technology and further strengthening Nokia’s position as a leading 3G WCDMA supplier.

In the second quarter, our pricing moves were successful in stabilizing our market share.  We will continue to use pricing selectively and aim to strengthen the competitiveness of our product portfolio in order to increase our market share in the highly competitive mobile device market.  As a result, we expect our profitability to continue to come under pressure during the second half of the year.  We currently expect that the impact of these pricing adjustments on profitability will more than offset the higher margins we seek to realize from new products as the currently available products will make up a majority of our sales during the second half of this year.

As part of our long-term strategy, we continue renewing our mobile device product portfolio, revitalizing our marketing and sales strategies, and paying increased attention to customer needs.  Over the next quarters, we will continue to focus our resources and actions on offering a broad product portfolio that best matches the usability, design, technology and customization needs of consumers and operators.  During the next months, we will continue focusing our R&D spend.  Our goal is to achieve the right investment level and priorities resulting in high value-added products.  We will also review our operating costs and take firm actions to strengthen our business.  We will continue to invest in the renewal of the Nokia brand while we refine the focus and scope of discretionary spending.

NOKIA Q2 AND FIRST HALF 2004 RESULTS – REPORTED

EUR million	Q2/2004	Q2/2003*	Change (%)	1H/2004	1H/2003*	Change (%)
Net sales	6 640	7 019	-5	13 265	13 792	-4
Mobile Phones	4 167	4 806	-13	8 418	9 795	-14
Multimedia	739	596	24	1 515	1 080	40
Networks	1 576	1 480	6	2 991	2 697	11
Enterprise Solutions	189	193	-2	378	290	30
Operating profit	907	818	11	2 045	2 188	-7
Mobile Phones	797	1 308	-39	1 886	2 757	-32
Multimedia	-74	-75		-72	-116
Networks	255	-349		437	-264
Enterprise Solutions	-59	45		-90	-48
Operating margin (%)	13.7	11.7		15.4	15.9
Mobile Phones (%)	19.1	27.2		22.4	28.1
Multimedia (%)	-10.0	-12.6		-4.8	-10.7
Networks (%)	16.2	-23.6		14.6	-9.8
Enterprise Solutions (%)	-31.2	23.3		-23.8	-16.6
Financial income and expenses	135	131	3	211	211
Profit before tax and minority interests	1 036	946	10	2 246	2 392	-6
Net profit	712	624	14	1 528	1 601	-5
EPS, EUR
Basic	0.15	0.13	15	0.33	0.33
Diluted	0.15	0.13	15	0.33	0.33

* Business Group Q2/2003 and 1H/2003 figures are based on the (unaudited) regrouped 2003 financial results as published on March 25, 2004.

All reported Q2/2004 and 1H/2004 figures can be found in the tables on pages 9 -14.

BUSINESS DEVELOPMENT AND FORECASTS

Second-quarter sales

Nokia’s second-quarter net sales of EUR 6.6 billion decreased 5% compared to second quarter 2003.  At constant currency, group net sales would have increased 1% year on year.

Nokia’s overall mobile device volume of 45.4 million units was driven by very strong growth in Latin America and China followed by healthy growth in the rest of Asia and moderate growth in North America while volumes in the Europe/Africa market declined significantly.  Nokia’s overall mobile device net sales in euro terms grew very strongly in Latin America and China, moderately in the rest of Asia, but declined significantly in the Europe/Africa market and to a lesser extent in North America.

Mobile Phones business group second-quarter net sales decreased 13% year on year to EUR 4.2 billion. This reflects the above regional developments and impacts from the pricing strategies.

Multimedia business group second-quarter net sales increased 24% year on year to EUR 739 million.  The imaging devices continued to sell well while the other product segments did not perform according to our expectations.

Networks business group second-quarter net sales increased 6% year on year to EUR 1.6 billion as a result of continued growth in nearly all markets.

Enterprise Solutions business group second-quarter net sales declined 2% year on year to EUR 189 million. This was due to increased competition in the security and mobile connectivity side of the business, which offset growth in the mobile device side.

Second quarter profitability

Nokia Group’s operating profit was EUR 907 million (in Q2 2003, the EUR 818 million operating profit included a EUR 399 million restructuring charge related to Nokia Networks) and operating margin was 13.7% (11.7%).  Second quarter 2004 operating profit included a one-time positive item of EUR 90 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.

Mobile Phones operating profit was EUR 797 million (EUR 1.3 billion) with a 19.1% (27.2%) operating margin.  Operating profits and margin were affected by our selective pricing actions as well as the market mix.

In the second quarter, Multimedia operating loss was EUR 74 million, with a –10.0% operating margin.

Networks operating profit was EUR 255 million (in Q2 2003, the EUR 349 million operating loss included a EUR 399 million restructuring charge) with a 16.2% (-23.6%) operating margin, due to healthy sales and product mix.

Enterprise Solutions operating loss was EUR 59 million with an operating margin of –31.2%, in line with our expectations.

Financial income

In the second quarter, net financial income was EUR 135 million, which included a one-time positive item of EUR 71 million.  During the quarter, Nokia sold approximately 50% of its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 71 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.

Capital structure

Nokia’s cash position was EUR 11.5 billion as of June 30, 2004, and net debt-to-equity ratio (gearing) was      – 78%.

During the quarter, the company used EUR 0.8 billion for share buybacks, pursuant to the 2004 Annual General Meeting authorization.  The number of shares repurchased during the quarter was 61 million.

Nokia paid EUR 1.4 billion in 2003 dividends during the quarter, as resolved by the Annual General Meeting.

Industry developments and outlook

The global mobile device market continued to grow during the second quarter 2004 reaching 148 million units, according to our preliminary estimate. Nokia expects the total market volume to surpass 600 million units for the full year 2004.

Nokia continues to believe that the infrastructure market in 2004 will be slightly up compared to last year in euro terms.

Nokia outlook for third quarter

In the second quarter, Nokia’s pricing moves were successful in stabilizing its market share.  Nokia will continue to use pricing selectively and aims to strengthen the competitiveness of its product portfolio in order to increase its market share in the highly competitive mobile device market.  As a result, the company expects its profitability to continue to come under pressure during the second half of the year.  Nokia currently expects that the impact of these pricing adjustments on profitability will more than offset the higher margins it seeks to realize from new products as the currently available products will make up a majority of sales during the second half of this year.

Third-quarter net sales for Nokia Group are expected to be in the range of EUR 6.6 billion – EUR 6.8 billion compared to third-quarter 2003 net sales of EUR 6.9 billion.  EPS (diluted) in the third quarter is expected to be in the range of EUR 0.08 and EUR 0.10 (compared to third quarter 2003 EPS (diluted) of EUR 0.17).

MOBILE PHONES IN THE SECOND QUARTER

In the second quarter, Mobile Phones strengthened all segments of its portfolio with nine product launches, including three clamshell models: the Nokia 6260, Nokia 6170 and Nokia 2650.

The mid-range portfolio was bolstered by the introduction of four new models:

•                  Nokia 6170, a clamshell VGA camera phone with e-mail, instant messaging, MMS and push to talk

•                  Nokia 6610i, a camera phone

•                  Nokia 3220, a VGA camera phone with a 65,536 pixel color screen

•                  Nokia 3120, an MMS phone targeted at youthful consumers in the Asia-Pacific region

On the high end, the Nokia 6260, a clamshell smart phone for mobile professionals based on the Symbian OS and the Series 60 platform, was launched.  Nokia also introduced the Nokia 2650 clamshell phone and Nokia 2600, both are color-screen models for growth markets.

Also, five phone models – the Nokia 3120, Nokia 3205, Nokia 6610i, Nokia 6010 and Nokia 5140 - began shipping in the second quarter.

As part of Nokia’s commitment to CDMA two R&D units were established in Mumbai, India and Beijing, China to cater to the unique local market and operator needs.   Nokia also launched two CDMA2000 1X phones for the Asia-Pacific market: the Nokia 3125 with a high-resolution color display and the Nokia 2112.

MULTIMEDIA IN THE SECOND QUARTER

Nokia launched the world’s smallest 3G WCDMA megapixel imaging device in its class, the Nokia 6630, which is also the first 3G WCDMA, EDGE and the Series 60 platform device.  The Nokia 6630, with its advanced feature set including a wide range of business applications and two-way video calling, will support the mass market adoption of 3G services.

Nokia’s first megapixel imaging device, the Nokia 7610, started shipping during the second quarter and met with positive market reception.  Ongoing collaboration with HP, Kodak and others reinforced Nokia’s holistic approach to mobile imaging to capture, share, print, store and edit digital images easily.

In the second quarter, the N-Gage QD game deck was launched and also started shipping with new N-Gage game publishers on board and an expanded games portfolio with 14 new titles.  Also, Nokia and Sun announced further cooperation on the SNAP Mobile Solution to develop and deliver mobile multiplayer Java games.

NETWORKS IN THE SECOND QUARTER

Nokia gained new 3G customers during the second quarter:

•                  Cellcom in Israel

•                  Polkomtel in Poland and

•                  Vodafone in Australia and New Zealand in a EUR 200 million deal that includes managed services in both countries.

Nokia also signed a 3G expansion deal with M1 in Singapore.  Nokia is now rolling out 3G networks to 27 operators in 16 countries. To date, 37 operators globally had opened their 3G WCDMA networks for commercial use with Nokia as a supplier to 17 of them.

Momentum continued in GSM/GPRS and EDGE as Nokia signed numerous deals, including:

•                  AIS in Thailand

•                  I wireless GSM in the US

•                  Telefonica Movil in Chile

•                  DTAC in Thailand

•                  Indosat in Indonesia and

•                  Telenor Mobil in Norway.

Nokia also signed a framework agreement with Telecom Italia for GSM/EDGE and WCDMA 3G, and broadband networks.

Nokia won major expansion deals in the fast-growing markets of Russia and India.  In Russia, Nokia signed a GSM deal with VimpelCom, and a USD 350 million GSM deal with MegaFon.  In India, Nokia signed GSM contracts with Idea Cellular and Hutchison India. Nokia also won a USD 275 million GSM and managed services contract with Bharti Televentures.

By the end of the quarter, Nokia had 15 commercial Push to talk over Cellular contracts and trials with well over 30 operators worldwide.

To support mass rollouts of 3G, Nokia launched a new WCDMA base station, the Nokia Metro Site 50.  Nokia also launched Nokia ADSL 2+, for greater bandwidth and expanded coverage for broadband services, and was chosen to supply TETRA networks in Sweden, France, Kuwait and Brazil.

ENTERPRISE SOLUTIONS IN THE SECOND QUARTER

Nokia announced that RIM-enabled email is now available on Nokia 6820 messaging devices to US-based operators and that the devices will be available following the usual operator testing and approval process.  RIM-enabled email has been available on the Nokia 6820 in Europe and Asia since the first quarter 2004.  The Nokia 6810 messaging device also began selling during the second quarter in Europe. As a result of the upsurge of text messaging (SMS and IM) in the United States, there has been increasing demand for the Nokia 6800 and 6820 messaging-optimized devices.

Two new network security appliances, the Nokia IP2250 and Nokia IP1220, became available during the second quarter.  Designed for mid-to-large-sized enterprises, service providers and data sites, Nokia’s network security appliances are designed to provide improved total cost of ownership and higher return on investment. These new products place Nokia at the top end of performance in the firewall marketplace. The new Nokia IPSO Operating System was also launched, designed to lengthen the life of Nokia customers’ Firewall and VPN investments.

TECHNOLOGY DEVELOPMENTS IN THE SECOND QUARTER

During the second quarter, Nokia continued to make advances in its software platforms and developer operations.  By the end of April 2004, Nokia alone had sold more than 10 million smartphones based on the Series 60 platform.  Nokia announced the Series 60 Platform, 2nd Edition, which includes support for multi-radio for GSM-WCDMA and CDMA, high display resolutions and enhanced enterprise applications.  By the end of June, Nokia had launched 70 Java-enabled mobile devices.  In addition, Nokia and Orange launched the Orange-Nokia Developer Challenge, a two-phase competition for Java and Symbian OS and Series 60 coders.

Additionally, Nokia developed compelling mobile device features.  In push to talk over cellular (PoC), Nokia’s early-to-market solution gives our customers an edge in catching the PoC wave. Nokia’s PoC network products will be software-upgradeable to the standard, once it is finalized by OMA.  Also, Nokia now has announced the Nokia 7610 and Nokia 6630 one mega-pixel imaging devices.

NOKIA IN APRIL-JUNE 2004

(International Accounting Standards, IAS, comparisons given to the second quarter 2003 results, unless otherwise indicated. Business Group second quarter 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales decreased by 5% to EUR 6 640 million (EUR 7 019 million). Sales of Mobile Phones decreased by 13% to EUR 4 167 million (EUR 4 806 million). Sales of Multimedia increased by 24% to EUR 739 million (EUR 596 million). Sales of Networks increased by 6% to EUR 1 576 million (EUR 1 480 million). Sales of Enterprise Solutions decreased by 2% and totaled EUR 189 million (EUR 193 million).

Operating profit increased to EUR 907 million (EUR 818 million), representing an operating margin of 13.7% (11.7%). Operating profit in Mobile Phones decreased by 39% to EUR 797 million (EUR 1 308 million), representing an operating margin of 19.1%

(27.2%). Operating loss in Multimedia decreased to EUR 74 million (operating loss EUR 75 million), representing an operating margin of –10.0% (-12.6%). Operating profit in Networks increased to EUR 255 million (operating loss of EUR 349 million), representing an operating margin of 16.2% (-23.6%). Networks operating profit in the second quarter 2003 included a charge of EUR 399 million related to restructuring costs. Enterprise Solutions reported an operating loss of EUR 59 million (operating profit of EUR 45 million). Common Group expenses totaled EUR 12 million (EUR 111 million), which included a one-time positive item of EUR 90 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.

In the second quarter, net financial income was EUR 135 million (EUR 131 million), which included a one-time positive item of EUR 71 million.  During the quarter, Nokia sold approximately 50% of its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 71 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.

Profit before tax and minority interests was EUR 1 036 million (EUR 946 million).  Net profit totaled EUR 712 million (EUR 624 million).  Earnings per share increased to EUR 0.15 (basic) and to EUR 0.15 (diluted), including EUR 0.03 from one-time positive items of EUR 71 million from the gain on the sale of France Telecom bonds and EUR 90 million from the premium return from our multi-line, multi-year insurance program, compared to EUR 0.13 (basic) and EUR 0.13 (diluted), including a EUR 0.06 negative impact from a EUR 399 million restructuring charge at Nokia Networks.

NOKIA IN THE FIRST HALF 2004

(International Accounting Standards, IAS, comparisons given to the first half 2003 results, unless otherwise indicated. Business Group first half 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales decreased by 4% to EUR 13 265 million (EUR 13 792 million). Sales of Mobile Phones decreased by 14% to EUR 8 418 million (EUR 9 795 million). Sales of Multimedia increased by 40% to EUR 1 515 million (EUR 1 080 million). Sales of Networks increased by 11% to EUR 2 991 million (EUR 2 697 million). Sales of Enterprise Solutions increased by 30% and totaled EUR 378 million (EUR 290 million).

Operating profit decreased by 7% to EUR 2 045 million (EUR 2 188 million), representing an operating margin of 15.4% (15.9%). Operating profit in Mobile Phones decreased by 32% to EUR 1 886 million (EUR 2 757 million), representing an operating margin of 22.4% (28.1%). Operating loss in Multimedia decreased to EUR 72 million (operating loss EUR 116 million), representing an operating margin of –4.8% (-10.7%). Operating profit in Networks increased to EUR 437 million (operating loss EUR 264 million), representing an operating margin of 14.6% (-9.8%). Networks operating profit in the first half 2003 included a gain of EUR 226 million from the revaluation of the France Telecom receivable and a EUR 399 million charge related to restructuring. Enterprise Solutions reported an operating loss of EUR 90 million (operating loss of EUR 48 million). Common Group expenses totaled EUR 116 million (EUR 141 million, including the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd) and included a one-time positive item of EUR 90 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.

In the first half, net financial income was EUR 211 million (EUR 211 million), including the following one-time positive item of EUR 71 million.  During the second quarter, Nokia sold approximately 50% of its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 71 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.

Profit before tax and minority interests was EUR 2 246 million (EUR 2 392 million).  Net profit totaled EUR 1 528 million (EUR 1 601 million).  Earnings per share were flat at EUR 0.33 (basic) and EUR 0.33 (diluted), including EUR 0.03 from one-time positive items of EUR 71 million from the gain on the sale of France Telecom bonds and EUR 90 million from the premium return from our multi-line, multi-year insurance program, compared to EUR 0.33 (basic) and EUR 0.33 (diluted), including a net EUR 0.02 unfavorable impact from the positive revaluation of the France Telecom receivable, the gain on sales of shares in Nokian Tyres and a EUR 399 million restructuring charge at Nokia Networks.

The average number of employees during the first half was 52 154. At June 30, 2004, Nokia employed a total of 53 576 people (51 359 people at December 31, 2003).

At June 30, 2004, net debt-to-equity ratio (gearing) was –78% (-71% at December 31, 2003). During the first half 2004, capital expenditure amounted to EUR 170 million (EUR 193 million).

Shares and share capital

Nokia repurchased through its share repurchase plan a total of 61 000 000 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 758 247 100 during the period from April 19 to May 7. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 3 660 000, representing approximately 1.3% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Effective April 14, 2004, a total of 132 536 200 shares held by Nokia Corporation were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on March 25, 2004. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 7 952 172, corresponding to less than 2.8% of the share capital of the company and the total voting rights. The cancellation did not reduce the shareholders’ equity, and it did not have significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On June 30, 2004, Nokia and its subsidiary companies owned 62 192 431 Nokia shares. The shares had an aggregate par value of EUR 3 731 545.86, representing approximately 1.3% of the share capital of the company and of the total voting rights. The total number of shares on June 30, 2004, was 4 663 760 300 and the share capital was EUR 279 825 618.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (quarterly and half year reported unaudited, full-year audited)

Reported	4-6/2004	4-6/2003	1-6/2004	1-6/2003	1-12/2003

Net sales	6 640	7 019	13 265	13 792	29 455
Cost of sales	-4 090	-4 032	-8 033	-8 189	-17 237
Research and development expenses	-945	-1 144	-1 800	-1 918	-3 760
Selling, general and administrative expenses	-764	-985	-1 429	-1 640	-3 363
Revaluation of France Telecom receivable	—	—	—	226	226
One-time item	90	—	90	—	—
Impairment of goodwill	—	—	—	—	-151
Amortization of goodwill	-24	-40	-48	-83	-159

Operating profit	907	818	2 045	2 188	5 011
Share of results of associated companies	-6	-3	-10	-7	-18
Financial income and expenses	135	131	211	211	352

Profit before tax and minority interests	1 036	946	2 246	2 392	5 345

Tax	-315	-302	-700	-767	-1 699
Minority interests	-9	-20	-18	-24	-54

Net profit	712	624	1 528	1 601	3 592

Earnings per share, EUR
Basic	0.15	0.13	0.33	0.33	0.75
Diluted	0.15	0.13	0.33	0.33	0.75

Average number of shares (1 000 shares)
Basic	4 620 853	4 781 460	4 650 281	4 785 935	4 761 121
Diluted	4 625 693	4 781 493	4 655 703	4 788 611	4 761 160

Depreciation and amortization, total	217	280	433	590	1 138

NET SALES  BY BUSINESS GROUP, EUR million (unaudited)

	4-6/2004	4-6/2003*	1-6/2004	1-6/2003*	1-12/2003
Mobile Phones	4 167	4 806	8 418	9 795	20 951
Multimedia	739	596	1 515	1 080	2 504
Networks	1 576	1 480	2 991	2 697	5 620
Enterprise Solutions	189	193	378	290	529
Inter-business group eliminations	-31	-56	-37	-70	-149

Nokia Group	6 640	7 019	13 265	13 792	29 455

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Reported	4-6/2004	4-6/2003*	1-6/2004	1-6/2003*	1-12/2003
Mobile Phones	797	1 308	1 886	2 757	5 927
Multimedia	-74	-75	-72	-116	-186
Networks	255	-349	437	-264	-219
Enterprise Solutions	-59	45	-90	-48	-141
Common Group Functions (1)	-12	-111	-116	-141	-370

Nokia Group	907	818	2 045	2 188	5 011

* Business Group 4-6/2003 and 1-6/2003 figures are based on the unaudited regrouped 2003 financial results as published on March 25, 2004.

(1) Includes EUR 90 million return of insurance premium from Q2 2004

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	30.6.2004	30.6.2003	31.12.2003
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	437	777	537
Goodwill	138	415	186
Other intangible assets	179	165	185
Property, plant and equipment	1 515	1 662	1 566
Investments in associated companies	69	34	76
Available-for-sale investments	163	867	121
Deferred tax assets	737	695	743
Long-term loans receivable	—	558	354
Other non-current assets	71	63	69
	3 309	5 236	3 837
Current assets
Inventories	1 081	1 225	1 169
Accounts receivable	4 197	4 484	5 231
Prepaid expenses and accrued income	1 422	1 151	1 106
Short-term loans receivable	464	643	465
Available-for-sale investments	402	—	816
Available-for-sale investments, cash equivalents	9 877	8 719	10 151
Bank and cash	1 637	1 222	1 145
	19 080	17 444	20 083
Total assets	22 389	22 680	23 920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	280	288	288
Share issue premium	2 276	2 263	2 272
Treasury shares	-774	-328	-1 373
Translation differences	-54	-31	-85
Fair value and other reserves	-41	25	93
Retained earnings (1)	12 086	11 935	13 953
	13 773	14 152	15 148
Minority interests	180	149	164

Long-term liabilities
Long-term interest-bearing liabilities	19	129	20
Deferred tax liabilities	211	235	241
Other long-term liabilities	67	66	67
	297	430	328
Current liabilities
Short-term borrowings	551	531	387
Current portion of long-term debt	87	27	84
Accounts payable	2 567	2 464	2 919
Accrued expenses (1)	2 636	2 366	2 468
Provisions	2 298	2 561	2 422
	8 139	7 949	8 280
Total shareholders’ equity and liabilities	22 389	22 680	23 920
Interest-bearing liabilities	657	687	491
Shareholders’ equity per share, EUR	2.99	2.96	3.22
Number of shares (1000 shares) (2)	4 601 568	4 774 534	4 700 268

(1) Dividends to Nokia shareholders, EUR 1 399 million in 2004 (EUR 1 340 million in 2003), were deducted from retained earnings and recorded within accrued expenses as a liability at the end of the first quarter 2004 and 2003, respectively. Dividends were paid in April and had an impact on cash flow and gearing in the second quarter.

(2) Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-6/2004	1-6/2003	1-12/2003
Cash flow from operating activities
Net profit	1 528	1 601	3 592
Adjustments, total	892	1 223	2 953
Net profit before change in net working capital	2 420	2 824	6 545
Change in net working capital	645	359	-203
Cash generated from operations	3 065	3 183	6 342
Interest received	156	139	256
Interest paid	-12	-15	-33
Other financial income and expenses	63	80	119
Income taxes paid	-883	-657	-1 440

Net cash from operating activities	2 389	2 730	5 244

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	-2	-7
Purchase of non-current available-for-sale investments	-349	-263	-282
Purchase of shares in associated companies	-5	—	-61
Additions in capitalized development costs	-49	-171	-218
Long-term loans made to customers	—	-95	-97
Proceeds from repayments and sale of long-term loans receivable	365	107	315
Proceeds from (+), payment (-) of other long-term receivables	-3	-14	-18
Proceeds from (+), payment (-) of short-term loan receivables	-87	-284	63
Capital expenditures	-170	-193	-432
Proceeds from sale of current available-for-sale investments	425	—	—
Proceeds from sale of non-current available-for-sale investments.	339	326	381
Proceeds from sale of fixed assets	6	16	19
Dividends received	21	23	24

Net cash used in investing activities	493	-550	-313

Cash flow from financing activities
Proceeds from stock option exercises	—	23	23
Purchase of treasury shares	-1 399	-308	-1 355
Proceeds from long-term borrowings	—	7	8
Repayment of long-term borrowings	-2	-27	-56
Proceeds from (+), payment of (-) short-term borrowings	127	185	-22
Dividends paid	-1 399	-1 377	-1 378

Net cash used in financing activities	-2 673	-1 497	-2 780

Foreign exchange adjustment	28	-145	-182

Net increase in cash and cash equivalents	237	538	1 969

Cash and cash equivalents at beginning of period	11 296	9 351	9 351
Cash and cash equivalents at end of period	11 533	9 889	11 320
Change in net fair value of current available-for-sale investments	-19	52	-24
As reported on balance sheet	11 514	9 941	11 296

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IAS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Share issue related to acquisitions		18					18
Stock options exercised	1	23					24
Stock options exercised related to acquisitions		-3					-3
Acquisition of treasury shares			-312				-312
Reissuance of treasury shares			4				4
Dividend						-1 340	-1 340
Translation differences				-289			-289
Net investment hedge gains				123			123
Cash flow hedges					25		25
Available-for-sale investments					7		7
Other increase, net						13	13
Net profit						1 601	1 601
Balance at June 30, 2003	288	2 263	-328	-31	25	11 935	14 152
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148
Stock options exercised related to acquisitions		-4					-4
Acquisition of treasury shares			-1 407				-1 407
Reissuance of treasury shares			8				8
Cancellation of treasury shares	-8	8	1 998			-1 998	0
Dividend						-1 399	-1 399
Translation differences				84			84
Net investment hedge gains				-53			-53
Cash flow hedges					-89		-89
Available-for-sale investments					-45		-45
Other increase, net						2	2
Net profit						1 528	1 528
Balance at June 30, 2004	280	2 276	-774	-54	-41	12 086	13 773

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.06.04	30.06.03	31.12.03
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	13	13	13
Collateral given on behalf of other companies
Securities pledged	—	29	28
Contingent liabilities on behalf of Group companies
Other guarantees	241	212	184
Contingent liabilities on behalf of other companies
Guarantees for loans	4	48	5
Other guarantees	2	—	—
Leasing obligations	764	746	753
Financial commitments
Customer financing	87	703	490

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	30.06.2004	30.06.2003	31.12.2003
Foreign exchange forward contracts (2)	11 371	11 262	10 271
Currency options bought (2)	2 936	2 689	2 924
Currency options sold (2)	2 455	2 541	2 478
Interest rate swaps and futures	—	—	1 500
Cash settled equity options (3)	228	209	228

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.202 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

NOKIA, HELSINKI, FINLAND – JULY 15, 2004

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

•                  Nokia plans to report Q3 2004 results on October 14, 2004.

© 2004 Research In Motion Limited.  All rights reserved. BlackBerry is a trademark of Research In Motion Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel